Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Six Months Ended June 30, 2018	Year Ended Dec. 31
		2017	2016	2015	2014	2013
Earnings, as defined:
Pretax income from operations	$62,185	$123,588	$112,037	$118,874	$113,045	$95,877
Add: Fixed charges	19,553	35,431	34,849	33,073	29,686	28,325
Total earnings, as defined	$81,738	$159,019	$146,886	$151,947	$142,731	$124,202
Fixed charges, as defined:
Interest charges	$19,358	$35,040	$34,452	$32,731	$29,273	$27,797
Interest component of leases	195	391	397	342	413	528
Total fixed charges, as defined	$19,553	$35,431	$34,849	$33,073	$29,686	$28,325
Ratio of earnings to fixed charges	4.2	4.5	4.2	4.6	4.8	4.4